Response to N-SAR 77I

The Small Cap Value Fund began offering Investor Class shares (“CISVX”) on April 14, 2014. The Investor Class shares are subject to a distribution and service (12b-1) fee of 0.25%.  Investor Class shares are generally available only in connection with investments through retirement plans, broker-dealers, bank trust departments, financial advisers and other financial intermediaries.